

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2023

John McGinnis
Executive Vice President and Chief Financial Officer
ManpowerGroup Inc.
100 Manpower Place
Milwaukee, WI 53212

> **Re: ManpowerGroup Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-10686**

Dear John McGinnis:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services